UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                 SCHEDULE 13E-3
              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                          ----------------------------

                           JEFFERSON SMURFIT GROUP PLC
                                (Name of Issuer)

                           JEFFERSON SMURFIT GROUP PLC
                              MICHAEL W.J. SMURFIT
                                 GARY W. MCGANN
                              ANTHONY P.J. SMURFIT
                                  IAN J. CURLEY
                       (Name of Persons Filing Statement)

                          ----------------------------

                       ORDINARY SHARES OF (EURO)0.30 EACH
                                       AND
   AMERICAN DEPOSITARY SHARES, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS, EACH
                        REPRESENTING TEN ORDINARY SHARES
                         (Title of Class of Securities)

                                   47508W 10 7
                      (CUSIP Number of Class of Securities)

                          ----------------------------

                                JAMES FITZHARRIS
                            ASSISTANT GROUP SECRETARY
                           JEFFERSON SMURFIT GROUP PLC
                             BEECH HILL, CLONSKEAGH,
                                DUBLIN 4, IRELAND
                               011-353-1-202-7000
      (Name, Address, and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                          ----------------------------

                                   Copies to:

        STEVEN A. ROSENBLUM, ESQ.                 HOUGHTON FRY, ESQ.
     WACHTELL, LIPTON, ROSEN & KATZ             WILLIAM FRY SOLICITORS
           51 WEST 52ND STREET              FITZWILTON HOUSE, WILTON PLACE
        NEW YORK, NEW YORK 10019                  DUBLIN 2, IRELAND
              212-403-1000                          353-1-639-5000

This statement is filed in connection with (check the appropriate box):

a.    [  ]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    [  ]  The filing of a registration statement under the Securities Act of 1933.
c.    [X ]  A tender offer.
d.    [  ]  None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            CALCULATION OF FILING FEE
================================================================================
        TRANSACTION VALUATION *                  AMOUNT OF FILING FEE **
--------------------------------------- ---------------------------------------

             $2,426,125,694                             $223,204
================================================================================

* Calculated solely for purposes of determining the filing fee. Amount assumes 1,143,988,803 Ordinary Shares, including Ordinary Shares represented by American Depositary Shares, will be tendered pursuant to the offer and using a
  (euro)/ US$ exchange rate of (euro)1: US$0.9864 (the exchange rate on July 2,
  2002).
** Calculated as .000092 of the transaction value.


[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $223,204

      Form or Registration No.: Schedule TO

      Filing Parties: MDCP Acquisitions I, MDP Acquisitions plc, MDCP Acquisitions plc, MDCP IV Global Investments LP, MDP IV Global GP, LP, MDP Global Investors Limited, Madison Dearborn Partners, L.L.C.

      Date Filed: July 5, 2002

      This Amendment No. 7 amends and supplements the transaction statement on
Schedule 13E-3 filed on July 5, 2002, as amended by Amendment No. 1 filed on July 16, 2002, Amendment No. 2 filed on July 18, 2002, Amendment No. 3 filed on July 19, 2002, Amendment No. 4 filed on July 30, 2002, Amendment No. 5 filed on August 7, 2002, and Amendment No. 6 filed on August 8, 2002 (the "Statement"), by Jefferson Smurfit Group plc, a public limited company organized under the laws of Ireland ("JSG"), and Dr. Michael W.J. Smurfit, Chairman of the Board and Chief Executive Officer of JSG, Mr. Gary W. McGann, President, Chief Operations Officer and Chief Executive Officer designate of JSG, Mr. Anthony P.J. Smurfit, Chief Executive-Smurfit Europe and Chief Operations Officer designate, and Mr. Ian J. Curley, Chief Financial Officer of JSG. The Statement relates to the tender offer by MDCP Acquisitions I, an unlimited public company newly incorporated in Ireland (the "Purchaser"), and an affiliate of Madison Dearborn Partners, L.L.C., to purchase the entire issued and to be issued share capital of JSG at a purchase price of (euro)2.15, net to the seller, in cash per share, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 5, 2002, as amended from time to time, and the related Letter of Transmittal.


ITEM 16.  EXHIBITS.

EXHIBIT                               DESCRIPTION
NO.
--------------------------------------------------------------------------------

(a)(12) Press release issued by JSG on August 21, 2002 relating to an extension of the Purchaser's tender offer until September 3, 2002 (incorporated by reference to Exhibit (a)(11) to Amendment No. 7 to Schedule 14D-9 filed by JSG on August 21,
                2002).

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                JEFFERSON SMURFIT GROUP PLC

                                By:  /s/ James Fitzharris
                                     ---------------------------------
                                     Name:   James Fitzharris
                                     Title:  Assistant Group Secretary


                                       *
                                       ---------------------------------
                                       Michael W.J. Smurfit


                                       *
                                       ---------------------------------
                                       Gary W. McGann


                                       *
                                       ---------------------------------
                                       Anthony P.J. Smurfit


                                       *
                                       ---------------------------------
                                       Ian J. Curley


                                       (*)By: /s/ James Fitzharris
                                              ---------------------------
                                              James Fitzharris, attorney-in-fact
                                              (pursuant to power of attorney
                                               previously filed)



Dated:  August 21, 2002